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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67630

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cash App Investing LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 SW 6TH Avenue 11TH FL

(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tammy Cao Wetterwald	510-919-7906	Tammy@cashappinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young

(Name – if individual, state last, first, and middle name)

560 Mission Street, Suite 1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tammy Cao Wetterwald _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cash App Investing LLC _____, as of _____ March 28 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:



ANTHONY LIANG
COMM. #2378909
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Exp. Oct. 18, 2025

Title:
Financial Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CASH APP INVESTING, LLC

Statement of Financial Condition
and Report of Independent Registered Public Accounting Firm

DECEMBER 31, 2021

TABLE OF CONTENTS



EY San Francisco
560 Mission Street
Suite 1600
San Francisco, CA 94105

Tel: 1.415.894.8000
Fax: 1.415.894.8099
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Member and Directors of Cash App Investing, LLC,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cash App Investing LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditors since 2019.
March 28, 2022

CASH APP INVESTING, LLC
STATEMENT OF FINANCIAL CONDITION

	December 31, 2021
ASSETS	
Cash and cash equivalents	$ 2,285,702
Due from Parent	2,101,661
Receivable from clearing broker	284,444
Prepaid expenses and other current assets	113,462
TOTAL ASSETS	$ 4,785,269
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 1,855,762
TOTAL LIABILITIES	1,855,762
TOTAL MEMBER'S EQUITY	2,929,507
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,785,269

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization and Business

Cash App Investing, LLC (the "Company") is a Delaware registered limited liability company and is a wholly-owned subsidiary of Block, Inc. ("Block" or the "Parent"). The Company is headquartered in Portland, Oregon, and adopted a distributed workforce model in December 2021. The Company operates as a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an introducing broker dealer providing Block's Cash App users a suite of application programming interfaces (APIs) that provide them the ability to trade in equities through a partnership with a third party clearing broker. The Company conducts business on a fully disclosed basis and clears through DriveWealth LLC ("DriveWealth").

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Liquidity and Going Concern

The Company has not been profitable and has been dependent on the Parent to continue to fund its operations and meet its obligations as they fall due. The Parent has agreed to provide ongoing financial support to enable the Company to continue its operations and meet its obligations as they become due. Without the support of the Parent, it would be unlikely for the Company to continue as a going concern. The financial statement do not include any adjustments relating to the recoverability and classification of recorded liabilities that might be necessary should the Company be unable to continue in existence.

Use of Estimates

The preparation of financial statement in accordance with Generally Accepted Accounting Principles in the United States of American ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances, however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

Significant estimates, judgments, and assumptions in these financial statement include, but are not limited to, contingencies and assessing the likelihood of adverse outcomes from claims and disputes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The associated risk of concentration for cash and cash equivalents is mitigated by banking with credit worthy institutions.

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a recurring basis. Fair value accounting establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants

would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

- Level 2 Inputs: Other than quoted prices included in Level 1 Inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

As of December 31, 2021, the Company has no financial assets and liabilities that are measured at fair value on a recurring basis.

The carrying amounts of certain financial instruments deposited at a clearing broker-dealer approximate their fair values due to their short-term nature.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash balances at various financial institutions. These deposits may exceed the maximum insurance coverage level provided by the Federal Deposit Insurance Corporation. No cash equivalents were held as of December 31, 2021.

Due from Parent

Due from Parent includes amounts owed to the Company in exchange for brokerage services provided to customers of the Parent and is recorded in the balance sheet.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses include outstanding invoices, accrued clearing fees, accrued data market fees, and accrued professional fees.

Income Taxes

Income taxes on the Company's income are levied at the member level as the Company is classified as a single-member LLC that is a disregarded entity for federal and state tax purposes. There is no tax-sharing arrangement between the Company and the member, no dividends have been paid by the Company to the member for tax reimbursements, and the Company has no present intention to enter into a tax-sharing arrangement or distribute dividends to the member for tax. Accordingly, no provision for income tax is reflected in the accompanying financial statement.

Recently Issued Accounting Pronouncements Not Yet Adopted

There are no recently issued accounting pronouncements that would materially impact our financial statement and related disclosures for the year ended December 31, 2021.

NOTE 2 - Receivable from Clearing Broker

The Company entered into a fully disclosed clearing agreement with DriveWealth for the purposes of executing and clearing securities transactions and carrying accounts on behalf of its customers. As of December 31, 2021, the Company has a balance of $284,444 in its accounts with DriveWealth. Included within the balance is a clearing deposit of $251,278 maintained with DriveWealth to cover any obligations that may arise from the Company. Such clearing deposits are typically

retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy within a short period after termination of the clearing arrangement.

NOTE 3 - Accounts Payable and Accrued Expenses

	December 31, 2021
Accrued invoices	$ 910,613
Accrued clearing fees	456,939
Accrued professional fees	420,454
Accrued data market fees	67,756
Total	$ 1,855,762

NOTE 4 - Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $100,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1). The Company's net capital ratio was 258 to 1.

As of December 31, 2021, the Company had net capital, as defined by Rule, of $720,639, which exceeds the minimum net capital required of $123,717 by $596,922. The Company did not have any indebtedness as of December 31, 2021

NOTE 5 - Guarantees and Indemnification Agreements

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. As of December 31, 2021, the Company has no guarantees or indemnification agreements outstanding.

NOTE 6 - Rule.15c3-3 Exemption

Under its membership agreement with FINRA, the Company, under Rule 15c-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts.

NOTE 7 - Transactions with Related Parties

As discussed in Note 1, *Organization and Summary of Significant Accounting Policies,* the Company's Agreement includes an expense sharing policy which requires it to facilitate brokerage services to customers of the Parent's Cash App equity trading platform. In return, the Parent provides the Company support services to facilitate its brokerage operations, including but not limited to employee compensation and benefits, fees paid to clearing broker, professional fees, and other operating expenses.

The Company does not have direct or indirect obligation to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent. The Parent contributed $1,000,000 which was recognized in Member's equity as additional capital contribution.

In addition to the Agreement, the Company has a brokerage technology product license and maintenance agreement with its Parent which grants the Company a license to use the brokerage technology product to operate its platform. As compensation for the license, the Company is required to pay a monthly fee to its Parent, the greater of the number of the Company's employees multiplied by $100, or $2,100.

NOTE 8 - Member's Equity

For the year ended December 31, 2021, the Company recorded a credit to member's equity of $1,000,000 representing an equity contribution by the Parent.

Note 9 - Commitments and Contingencies

The Company is not currently subject to any litigation matters, legal claims, investigations and regulatory proceedings and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, which could include claims for substantial or unspecified damages, though there can be no assurance that such actions will not be taken in the future. It is not possible at this time for the Company to fairly estimate a reasonable range of potential future exposure or liability, if any, associated with actions that have not yet been, and may not be, taken. As of December 31, 2021, the Company has not recorded any material loss contingencies in the financial statement.

NOTE 10 - Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 28, 2022, the date at which the respective audited financial statement were available to be issued. No significant matters were identified for disclosure.